FORM 3
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* / 2.  Date of Event   / 4. Issuer Name and Ticker or Trading Symbol
                                         /     Requiring       /
                                         /     Statement       /    DBS Industries, Inc.  ("DBSS")
Apatoff,     Michael                     /     (Month/Day/Year)/
                                         /      2/5/02         /
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(Last)       (First)       (Middle)      / 3.  IRS or Social   / 5. Relationship of Reporting Person(s)   / 6. If Amendment,
                                         /     Security Number /    to Issuer (Check all applicable)      /    Date of Original
c/o DBS Industries, Inc.                 /     of Reporting    /                                          /    (Month/Day/Year)
    100 Shoreline Highway, Suite 190A    /     Person          / X  Director           __ 10% Owner       /
---------------------------------------- /                     / __ Officer            __ Other           /-------------------------
(Street)                                 /                     /    (give title below)    (Specify below) / 7. Individual or
                                         /                     /                                          /    Joint/Group Filing
                                         /                     /                                          /  (Check applicable line)
Mill Valley,           CA        94941   /                     /                                          /
                                         /                     /                                          /    X  Form filed by One
-----------------------------------------/                     /                                          /       Reporting Person
(City)               (State)     (Zip)   /                     /                                          /    __ Form filed by More
                                         /                     /                                          /       than One Reporting
                                         /                     /                                          /       Person
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                                    Table I - Nonderivative Securities Beneficially Owned
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1.  Title of Security (Instr. 4)         / 2. Amount of Securities        / 3. Ownership Form:         / 4. Nature of Indirect
                                         /    Beneficially Owned          /    Direct (D) Indirect (I) /    Beneficial Ownership
                                         /    (Instr. 4)                  /    (Instr. 5)              /    (Instr. 5)
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Common Stock                                  1,478,371                             D                             N/A
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Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).


       Table II  -  Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of         / 2. Date Exercisable / 3. Title and Amount / 4. Conversion or  / 5. Ownership   / 6. Nature of Indirect
    Derivative       /    and Expiration   /    of Securities    /    Exercise Price /    Form of     /    Beneficial Ownership
    Security         /    Date             /    Underlying       /    of Derivative  /    Derivative  /    (Instr. 5)
    (Instr. 4)       /    (Month/Day/Year) /    Derivative       /    Security       /    Security:   /
                     /                     /    Security         /                   /    Dicerct (D) /
                     /                     /    (Instr. 4)       /                   /    Indirect (I)/
                     /-------------------------------------------/                   /    (Instr.5)   /
                     / Date     / Expir-   /         /  Amt./No. /                   /                /
                     / Exer-    / ation    /         /    of     /                   /                /
                     / cisable  / Date     /  Title  /  Shares   /                   /                /
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Warrants to Purchase   1/18/01   1/18/05    Common     36,250           $0.70                D                  N/A
Shares of Common                            Stock
Stock
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Warrants to Purchase   7/27/01   7/27/05    Common     25,000           $0.60                D                  N/A
Shares of Common                            Stock
Stock
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Warrants to Purchase   8/9/01    8/9/05     Common     50,000           $0.62                D                  N/A
Shares of Common                            Stock
Stock
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Warrants to Purchase   8/16/01   8/16/05    Common     53,191           $0.47                D                  N/A
Shares of Common                            Stock
Stock
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Warrants to Purchase   8/20/01   8/20/05    Common     50,000           $0.50                D                  N/A
Shares of Common                            Stock
Stock
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Warrants to Purchase   8/20/01   8/20/05    Common    250,000           $0.50                D                  N/A
Shares of Common                            Stock
Stock
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Warrants to Purchase   8/20/02   8/20/05    Common    250,000           $0.50                D                  N/A
Shares of Common                            Stock
Stock
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Warrants to Purchase  11/29/01  11/19/05    Common     17,241           $0.29                D                  N/A
Shares of Common                            Stock
Stock
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Explanation of Responses:


                                                                                 /S/ MICHAEL APATOFF                  April 2, 2002
                                                                                 -------------------------------      -------------
                                                                                 Michael Apatoff                          Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.   See 18 U.S.C. 1001  and  15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
